Samson Oil & Gas Limited Reports Re-issuance of 30 June 2008 Audit Report

Denver April 6, 2009, Perth April 7, 2009

Samson Oil & Gas Limited (NYSE AMEX: SSN; ASX: SSN) today announced that its 30 June 2008 audit report and financial statements, as included in its Annual Report on Form 20-F for the fiscal year ended June 30, 2008, have been re-issued to note the existence of substantial doubt as to Samson’s ability to continue as a going concern.  This announcement is in compliance with the NYSE Amex Company Guide Rule 610(b) requiring a public announcement of the receipt of an audit opinion that indicates uncertainty as to the going concern of the company. This announcement does not reflect any change or amendment to the consolidated financial statements as filed.

The re-issuance arose out of a violation of one of our covenants under out credit facility with Macquarie Bank Limited (“Macquarie”) as of 28 February 2009 (based on revenues as of 31 December 2008).  As of 25 March 2009, Macquarie granted us a waiver in respect of this covenant, and therefore our debt is in good standing with Macquarie.  However, due to uncertainty with respect to future compliance with the debt facility, the uncertainly with respect to our ability to continue as a going concern remains.

The re-issuance of the 30 June 2008 audit report and financial statements was required in light of our need to incorporate such financial statements and the related audit opinion into a Form F-3 secondary registration statement to be filed in the near future.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the NYSE Amex under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR Managing Director